UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VECTOR GROUP LTD.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

92240M108

(CUSIP Number)

Howard M. Lorber

c/o Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M108	Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,148,713 (includes 1,450,476 shares acquirable upon exercise of options)
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 6,093,713 (includes 1,450,476 shares acquirable upon exercise of options)(1)
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,713 (includes 1,450,476 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Excludes 2,055,000 unvested shares of Restricted Stock held by the Reporting Person that do not vest within 60 days.
(2)

The percentage is calculated using the total number of shares of Common Stock (as defined below) beneficially owned by the Reporting Person and based on 157,375,597 shares of Common Stock of the Company outstanding as of August 1, 2024 and 1,450,476 shares acquirable upon the exercise of options by the Reporting Person.

CUSIP No. 92240M108	Page 3

PRELIMINARY STATEMENT

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on February 16, 2024 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”), relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd., a Delaware corporation (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

Merger Agreement

On August 21, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JTI (US) Holding Inc., a Delaware corporation (“Parent”), Vapor Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, among other things: (i) the acquisition of all the Company’s outstanding shares of Common Stock through a cash tender offer (the “Offer”) by Merger Sub, for a price per share of the Common Stock of (x) $15.00 (the “Offer Price”); and (ii) the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Under the Merger Agreement, Merger Sub is required to commence the offer as promptly as practicable, and in any event no later than September 9, 2024.

As further described in the Form 8-K filed by the Company on August 21, 2024 (the “Transaction 8-K”), pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of Common Stock, (i) each outstanding share of Common Stock of the Company, other than any shares of Common Stock (i) owned at the commencement of the Offer and immediately prior to the Effective Time by Parent, Merger Sub, any of their subsidiaries or the Company, (ii) irrevocably accepted for purchase pursuant to the Offer or (iii) owned by Company stockholders who are entitled to demand and have properly and validly demanded their appraisal rights under the laws of the State of Delaware, will be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding tax. The Transaction 8-K also describes the treatment of certain of the Company’s equity awards at the Effective Time pursuant to the Merger Agreement, which includes equity awards held by the Reporting Person.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on August 21, 2024, Howard M. Lorber and Lorber Alpha II Limited Partnership, a Nevada limited partnership (“Lorber Alpha II LP”), entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Parent and Merger Sub. The Tender and Support Agreement provides, among other things, that Mr. Lorber and Lorber Alpha II LP will, validly tender, or cause to be tendered, all of the Common Stock beneficially owned by each of them, respectively, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, or hereafter acquired, to Merger Sub in the Offer, upon the terms and subject to the conditions of the Tender and Support Agreement, and will vote, or cause to be voted, all such Common Stock in favor of the Merger. By entering into the Tender and Support Agreement, Mr. Lorber and Lorber Alpha II LP also agreed to other customary terms and conditions, including certain transfer restrictions and voting obligations and restrictions, in respect of the Common Stock that each of them, respectively, beneficially owns. The Tender and Support Agreement will terminate automatically upon (i) the Effective Time, (ii) the valid termination of the Merger Agreement, (iii) the mutual written consent of each of Parent and each stockholder party thereto, or (iv) any material modification to the Merger Agreement, without the prior written consent of such stockholder, that reduces the amount or changes the form of the Offer Price or Merger Consideration payable to such stockholder pursuant to the terms of the Merger Agreement as in effect on the date of the Tender and Support Agreement.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby revised as follows:

(a)	The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a).

CUSIP No. 92240M108	Page 4

(b)

Mr. Lorber exercises sole voting power over (i) 2,014,202 shares held by him, (ii) 2,629,035 shares held by Lorber Alpha II Limited Partnership, (iii) 2,055,000 shares of Restricted Stock subject to vesting conditions and (iv) 1,450,476 shares of Common Stock that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of vested options. Mr. Lorber has sole voting power over the 2,055,000 shares of Restricted Stock subject to vesting conditions but will not gain investment power over those shares until the vesting conditions described in Item 4 and Item 6 of the Original Schedule 13D have been satisfied.

Mr. Lorber exercises sole dispositive power over (i) 2,014,202 shares held by him, (ii) 2,629,035 shares held by Lorber Alpha II Limited Partnership, and (iii) 1,450,476 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options.

Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is the managing member of Lorber Alpha II, LLC and has voting and dispositive power over shares held by it.

Mr. Lorber disclaims beneficial ownership of 12,502 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	Except as described in Item 4, no transactions in the Company’s Common Stock were effectuated during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented as follows:

The information in Item 4 above relating to the Tender and Support Agreement entered into by Mr. Lorber and Lorber Alpha II Limited Partnership in connection with the Merger and the transactions contemplated by the Merger Agreement is incorporated herein by reference.

Item 7. Material to be Filed as an Exhibit.

Exhibit Number	Description

10.21	Agreement and Plan of Merger, dated as of August 21, 2024, by and among JTI (US) Holding Inc., Vapor Merger Sub Inc., and Vapor Group Ltd. (incorporated by reference to Exhibit 2.1 of Vector Group Ltd.’s Current Report on Form 8-K filed on August 21, 2024).

10.22	Form of Tender and Support Agreement, dated as of August 21, 2024 by and among JTI (US) Holding Inc., Vapor merger Sub Inc., Howard M. Lorber and Lorber Alpha II Limited Partnership (incorporated by reference to Exhibit 99.1 of Vector Group Ltd.’s Current Report on Form 8-K filed on August 21, 2024).

CUSIP No. 92240M108	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact